Exhibit 23.4

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of SL Green Realty Corp. for the registration of SL Green Realty Corp.’s shares of common stock, shares of preferred stock, depositary shares, warrants, debt securities and guarantees of debt securities, and debt securities and guarantees of debt securities of SL Green Operating Partnership, L.P. and to the incorporation by reference therein of our reports dated February 23, 2018, with respect to the consolidated financial statements and schedules of SL Green Realty Corp. and SL Green Operating Partnership, L.P., and the effectiveness of internal control over financial reporting of SL Green Realty Corp. and SL Green Operating Partnership, L.P., included in SL Green Realty Corp.’s Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

New York, New York December 19, 2018	/s/ Ernst & Young LLP